## Contact

www.linkedin.com/in/joanne-
haruta-3313091 (LinkedIn)
www.lostspirits.net (Other)

## Top Skills

Start-ups
Entrepreneurship
Strategic Partnerships

# Joanne Haruta

Lost Spirits
Las Vegas, Nevada, United States

## Experience

**Lost Spirits Distillery, Inc.**
Co-founder
October 2009 - Present (14 years 3 months)
Los Angeles, CA and Las Vegas, NV

Co-creator, co-owner and board member

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## Education

**University of California, Berkeley - Walter A. Haas School of
Business**
Business · (1999 - 2001)